Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MainBancorp, Inc.

Commission File No. 333-106000

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc. SM	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC. SM

THIRD QUARTER EARNINGS UP 14.5%

•	Earnings Per Share increases to $0.34 (Diluted)

•	Recognized by Fortune Magazine as One of America’s 100 Fastest Growing Companies

•	Non-Interest Income up 48.9%

•	Recognized by U S Banker Magazine as One of the Top 100 Publicly Traded Mid-Tier Banks for 2003

•	Continued Expansion in Dallas

HOUSTON, October 15, 2003. Prosperity Bancshares, Inc.SM (NASDAQ: PRSP), the parent company of Prosperity Bank SM, reported record earnings for the quarter and nine months ended September 30, 2003. Net income for the quarter was $6.470 million or $0.34 per diluted common share, an increase in net income of $0.817 million or 14.5 percent, compared with $5.653 million or $0.32 per diluted common share for the same period in the prior year. Net income for the nine months ended September 30, 2003 was $19.355 million or $1.01 per diluted common share, an increase in net income of $4.416 million, or 29.6 percent from the same period of 2002.

“The third quarter of 2003 was both a challenging and rewarding quarter for our company. We continue to feel the pressure of margin compression while at the same time working to find better ways to service our customers,” said David Zalman, Prosperity’s Chief Executive Officer and President. “We are very proud of the results we achieved during the third quarter of 2003 and are especially proud of the continuing recognition we received.”

Mr. Zalman continued: “The recognition we have received by leading business and industry publications such as Fortune magazine, U S Banker magazine, Fortune Small Business magazine and the ABA Banking Journal is a testament to the efforts of our entire team. I continue to be pleased at the dedication to customer service our team of Real BankersSM exhibit each day.”

Prosperity completed the acquisition of Southwest Bank Holding Company on October 1, 2002, First National Bank of Bay City on November 1, 2002, Abrams Centre Bancshares, Inc. on May 6, 2003 and Dallas Bancshares Corporation on June 1, 2003. The results of operations for these acquisitions have been included in the consolidated financial statements since their respective purchase dates.

Results of operations for the three months ended September 30, 2003 compared to the same period in 2002

For the three months ended September 30, 2003, net income was $6.470 million compared to $5.653 million for the same period in 2002. Net income per diluted common share was $0.34 for the three months ended September 30, 2003 compared with $0.32 for the same period in 2002. Return on average assets, average common shareholders’ equity and average tangible shareholders’ equity for the three months ended September 30, 2003 was 1.29 percent, 15.45 percent and 30.23 percent, respectively.

SFAS No. 150 was adopted on July 1, 2003 for all periods beginning after that date. This rule requires the company to reclassify the trust preferred securities balance of $45.5 million to a liability from a mezzanine equity item. In addition, this rule changes the method of reporting dividends paid on trust preferred securities by including them in interest expense. In prior periods, dividends paid on trust preferred securities were a component of non-interest expense and restatement for prior periods is not permitted. SFAS No. 150 did not have an impact on earnings per share.

Net interest income for the quarter ended September 30, 2003 increased 7.5 percent, to $15.008 million from $13.955 million during the same period in 2002. The increase was attributable primarily to a 34.4 percent increase in average earning assets which was partially offset by a 84 basis point decrease in the net interest margin on a tax equivalent basis. If SFAS No. 150 had not been adopted, net interest income would have been $15.665 million and the net interest margin on a tax equivalent basis would have been 3.54 percent.

Interest expense was also impacted by interest expense incurred on an additional $12.5 million in trust preferred securities issued during August, 2003.

Non-interest income, excluding one time gains on the sale of other assets, increased 42.6 percent to $4.089 million for the three months ended September 30, 2003 compared with the same period in 2002. Non-interest expenses increased $1.201 million or 14.1 percent as compared with the third quarter of 2002. The increase in non-interest expenses was primarily attributable to the increased operating costs associated with the additional banking centers acquired as a part of the seven acquisitions completed in 2002 and 2003. If SFAS No. 150 had not been adopted, non-interest expenses would have increased $1.858 million or 21.8 percent as compared with the third quarter of 2002.

Loans at September 30, 2003 were $700.2 million, an increase of $52.5 million, or 8.1 percent, compared with $647.7 million at September 30, 2002.

Average loans increased 30.1 percent or $161.9 million to $699.4 million on September 30, 2003 as compared to $537.5 million at the same period last year. The provision for credit losses was $120,000 for the three months ended September 30, 2003.

Non-performing assets totaled $1.434 million or 0.20 percent of total loans at September 30, 2003, compared with $2.564 million or 0.38 percent of loans at December 31, 2002 and $0.791 million or 0.12 percent of loans at September 30, 2002. At September 30, 2003, the reserve for credit losses was 1.29 percent of total loans, compared to 1.26 percent at September 30, 2002.

At September 30, 2003, Prosperity had $2.079 billion in total assets, $700.2 million in loans, $1.827 billion in deposits, and approximately 127,000 deposit and loan accounts. Assets, loans and deposits at September 30, 2003 grew by 23.0 percent, 8.1 percent and 24.5 percent, respectively, compared with their levels at September 30, 2002.

Results of Operations for the nine months ended September 30, 2003 compared to the same period in 2002

Net income for the nine months ended September 30, 2003 was $19.355 million or $1.01 per diluted common share, compared to $14.939 million or $0.89 per diluted common share, for the same period in 2002, an increase of 29.6 percent and 13.5 percent, respectively.

Prosperity’s annualized return on average assets and return on average common shareholders’ equity for the nine months ended September 30, 2003 was 1.34 percent and 15.83 percent, respectively. Prosperity’s efficiency ratio was 50.74 percent for the nine months ended September 30, 2003.

Net interest income for the nine months ended September 30, 2003 increased 21.9 percent, to $47.279 million from $38.802 million during the same time period in 2002. The increase was attributable primarily to a 37.3 percent increase in average earning assets and was partially offset by a decrease in the net interest margin, on a tax equivalent basis, from 4.19 percent to 3.71 percent. If SFAS No. 150 had not been adopted, net interest income would have been $47.936 million and the tax equivalent net interest margin would have been 3.76 percent.

Non-interest income, excluding one time gains on sale of other assets, increased 62.0 percent to $11.852 million for the nine months ended September 30, 2003 compared with the same period in 2002. Non-interest expenses increased $6.402 million or 26.4 percent as compared with the same period in 2002. If SFAS No. 150 had not been adopted, non-interest expenses would have increased $7.059 million or 29.1 percent as compared with the same period in 2002.

Outlook

“Net interest income remained under pressure during the quarter as rates continue to hover at historical lows, continuing our margin compression,” remarked David Hollaway, Prosperity’s Chief Financial Officer. “In this environment, we have continued to focus on building our fee based income sources.”

“Our team remains focused on building shareholder value,” added Ned S. Holmes, Prosperity’s Chairman of the Board of Directors. “Our expansion into the Dallas market over the past year is an excellent example of our ability to acquire and integrate other financial institutions into our organization. We intend to continue looking for partners in the Dallas area during 2004.”

Conference Call

Prosperity’s management team will host a conference call on Wednesday, October 15, 2003 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss their earnings results, the proposed acquisitions of First State Bank of North Texas and MainBancorp, business trends and their outlook for the rest of 2003. Individuals and investment professionals may participate in the call by dialing 1-800-362-0571.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s Investor Relations page by clicking on the “3rd Quarter results and webcast” link.

Acquisition of Abrams Centre National Bank, N.A.

On May 6, 2003, Prosperity completed the acquisition of Abrams Centre National Bank, N.A., in a cash transaction. Abrams Centre National Bank operated two (2) offices in Dallas, Texas, both of which became full service banking centers of Prosperity Bank.

Acquisition of BankDallas, s.s.b.

On June 1, 2003, Prosperity completed the acquisition of BankDallas, s.s.b., in a cash transaction. BankDallas operated one (1) office in Dallas, Texas, which became a full service banking center of Prosperity Bank.

Proposed acquisition of mainbank, n.a., Dallas, Texas

On July 21, 2003, Prosperity Bancshares, Inc. and MainBancorp, Inc., the parent of Dallas based mainbank, n.a., announced that they had signed a definitive agreement pursuant to which MainBancorp will be merged into Prosperity. Under terms of the agreement, Prosperity will issue 1.5 million shares of its common stock plus $9.5 million in cash, subject to adjustment, for all outstanding shares of MainBancorp.

MainBancorp is privately held and is the bank holding company of mainbank, n.a., Dallas, Texas, which operates a total of four (4) banking offices in the Dallas area. As of September 30, 2003, mainbank, n.a. had total assets of $177.7 million, loans of $90.8 million, deposits of $153.7 million and shareholders’ equity of $22.6 million.

The merger has been approved by the Board of Directors of both companies and by all applicable regulatory authorities. The transaction is expected to close in the fourth quarter 2003 and is subject to approval by Mainbancorp shareholders. Operational integration is anticipated to begin during the fourth quarter of 2003.

Proposed acquisition of First State Bank of North Texas, Dallas, Texas

On October 6, 2003, Prosperity Bancshares, Inc. announced the signing of a definitive agreement to acquire First State Bank of North Texas. Coupled with the proposed merger with MainBancorp, these transactions further solidify Prosperity’s presence in the Dallas/Fort Worth Metroplex, and are logical extensions of Prosperity’s geographic franchise across Texas. Under terms of the agreement, Prosperity will issue approximately 400,000 shares of its common stock plus $12.6 million in cash, subject to adjustment, for all outstanding shares of First State Bank of North Texas.

First State Bank of North Texas is privately held and operates a total of four (4) banking offices in the Dallas area. As of September 30, 2003, First State Bank of North Texas had total assets of $100.7 million, loans of $20.1 million, deposits of $91.4 million and shareholders’ equity of $8.8 million.

The merger has been approved by the Board of Directors of both companies. The transaction is expected to close in the fourth quarter 2003 and is subject to customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2003.

Upon consummation of the MainBancorp and First State Bank of North Texas transactions, Prosperity will have a total of fifty-one (51) banking centers, twenty-nine (29) in the Houston CMSA, eleven (11) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bancshares, Inc.

Prosperity Bancshares, Inc.SM, a $2.1 billion Houston, Texas based regional financial holding company, formed in 1983, placed 82nd on Fortune magazine’s annual ranking of “America’s 100 Fastest-Growing Companies” as published in the September 2003 issue. This distinction is one of several for Prosperity over the past few months. Other performance-based honors include ABA Banking Journal (Best of the Big Banks—The Top 50); Fortune Small Business (The FSB 100—America’s Fastest Growing Small Companies); Houston Chronicle (Top 100 Houston Companies) and US Banker (Top 100 Publicly Traded Mid-Tier Banks).

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Trust and Financial Services, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. The company currently operates forty-five (45) full service banking locations, twenty-nine (29) in the Houston CMSA, five (5) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bank operates the following full service banking centers: Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, Dallas—Abrams Centre, Dallas—Camp Wisdom, Dallas—Glenn Heights, Dallas—Turtle Creek, Dallas—Westmoreland, Dayton, East Bernard, Edna, El Campo, Fairfield, Galveston, Goliad, Hitchcock, Houston—Aldine, Houston—Bellaire, Houston—CityWest, Houston—Copperfield, Houston—Downtown, Houston—Gladebrook, Houston—Highway 6, Houston—Medical Center, Houston—Memorial, Houston—Post Oak, Houston—River Oaks, Houston—Tanglewood, Houston—Waugh Drive, Houston—Woodcreek, Liberty, Magnolia, Mathis, Mont Belvieu, Needville, Palacios, Sweeny, Victoria, West Columbia, Wharton and Winnie.

In connection with the proposed merger of MainBancorp, Inc. into Prosperity Bancshares, Inc. and also in connection with the proposed acquisition by Prosperity Bancshares of First State Bank of North Texas, Prosperity Bancshares has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and MainBancorp and the proposed transaction between Prosperity Bancshares and First State Bank of North Texas, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of MainBancorp and to the shareholders of First State Bank of North Texas have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY BANCSHARES. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9300.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, Inc.SM and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K .

Copies of Prosperity Bancshares, Inc.’sSM SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

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Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Averages

Total loans	$699,382	$537,466	$683,325	$470,374
Investment securities	1,093,201	808,187	1,048,804	794,155
Federal funds sold and other earning assets	37,827	16,459	22,753	13,442

Total earning assets	1,830,410	1,362,112	1,754,882	1,277,971
Allowance for credit losses	(9,254)	(7,307)	(9,385)	(6,621)
Cash and due from banks	49,087	35,381	48,805	29,772
Intangible assets, net	81,915	37,948	77,036	28,443
Fixed assets, net	29,588	20,338	28,512	17,518
Other assets	23,058	17,517	23,543	15,707

Total assets	$2,004,804	$1,465,989	$1,923,393	$1,362,790

Non-interest bearing deposits	$363,160	$232,450	$335,533	$200,784
Interest bearing deposits	1,395,663	1,063,082	1,345,032	1,007,790

Total deposits	1,758,823	1,295,532	1,680,565	1,208,574
Federal funds purchased & other interest bearing liabilities	30,058	15,668	34,574	16,764
Company obligated trust preferred securities of subsidiary trusts	39,250	0	13,083	0
Other liabilities	9,145	10,409	10,163	8,691
Total liabilities	1,837,276	1,321,609	1,738,385	1,234,029
Company obligated trust preferred securities of subsidiary trusts	0	28,000	22,000	27,333
Shareholders’ equity	167,528	116,380	163,008	101,428

Total liabilities and equity	$2,004,804	$1,465,989	$1,923,393	$1,362,790

Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income Statement Data

Interest on securities	$9,605	$10,508	$30,986	$31,785
Interest on loans	11,675	9,828	34,630	25,945
Interest on federal funds sold and other earning assets	85	83	176	175

Total interest income	21,365	20,419	65,792	57,905
Interest expense on deposits	5,459	6,245	17,074	18,434
Interest on other borrowed funds	241	219	782	669
Interest expense on trust preferred securities	657	0	657	0

Net interest income	15,008	13,955	47,279	38,802
Provision for credit losses	120	120	360	360

Net interest income after provision for credit losses	14,888	13,835	46,919	38,442
Service charges on deposit accounts	3,523	2,438	10,148	6,297
Net gain on sale of other assets	219	26	265	66
Other income	566	429	1,704	1,017

Total non-interest income	4,308	2,893	12,117	7,380

Salaries and benefits	5,259	3,954	15,943	11,268
Intangible asset amortization	207	26	590	30
Net occupancy and equipment	1,045	769	2,988	2,218
Depreciation	634	459	1,855	1,230
Data processing	453	532	1,728	1,495
Minority interest trust preferred securities	0	524	1,130	1,518
Other expenses	2,109	2,242	6,461	6,534

Total non-interest expenses	9,707	8,506	30,695	24,293
Net earnings before taxes	9,489	8,222	28,341	21,529
Federal income taxes	3,019	2,569	8,986	6,590

Net earnings available to common shareholders	$6,470	$5,653	$19,355	$14,939

Basic earnings per share	$0.34	$0.33	$1.02	$0.90

Diluted earnings per share	$0.34	$0.32	$1.01	$0.89

Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Common Share and Other Data
Employees—FTE	512	449	512	449

Book value per share	$8.91	$7.92	$8.91	$7.92
Tangible book value per share	$4.63	$4.58	$4.63	$4.58

Period end shares outstanding	18,964	18,886	18,964	18,886
Weighted average shares outstanding (basic)	18,974	17,097	18,948	16,526
Weighted average shares outstanding (diluted)	19,254	17,421	19,238	16,852

Non-accrual loans	$9	$34	$9	$34
Accruing loans 90 days or more days past due	608	168	608	168
Restructured loans	0	0	0	0

Total non-performing loans	617	202	617	202
Repossessed assets	52	2	52	2
Other real estate	765	587	765	587

Total non-performing assets	$1,434	$791	$1,434	$791

Allowance for credit losses at end of period	$9,061	$8,173	$9,061	$8,173

Net charge-offs	$287	$128	$1,446	$29

Prosperity Bancshares, Inc. SM

Financial Highlights

	Three Months Ended		Nine Months Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Performance Ratios

Return on average assets (annualized)	1.29%	1.54%	1.34%	1.46%
Return on average common equity (annualized)	15.45%	19.43%	15.83%	19.64%
Net interest margin(A) (tax equivalent) (annualized)	3.39%	4.23%	3.71%	4.19%

Efficiency ratio (B)	50.25%	48.90%	50.74%	50.99%

Diluted earnings per share	$0.34	$0.32	$1.01	$0.89

Asset Quality Ratios

Non-performing assets to loans and other real estate	0.20%	0.12%	0.20%	0.12%
Net charge-offs to average loans	0.04%	0.02%	0.21%	0.01%
Allowance for credit losses to total loans	1.29%	1.26%	1.29%	1.26%

Common Stock Market Price

High	$22.99	$19.95	$22.99	$19.95

Low	$18.65	$15.00	$16.16	$13.48

Period end market price	$21.31	$17.03	$21.31	$17.03

(A) Due to the adoption of SFAS No. 150 on July 1, 2003, trust preferred dividends are included in interest expense from that date forward. For comparative purposes, the tax equivalent net interest margin would have been 3.54% and 3.76% for the three months and nine months ended September 30, 2003, respectively, had this rule not been adopted.

(B) Calculated by dividing total non-interest expense (excluding securities losses and credit loss provisions) by net interest income plus non-interest income. Note: The trust preferred securities expense is treated as interest expense for this calculation. Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc. SM

Financial Highlights

(Dollars in thousands)

	Sept 30, 2003	June 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data (at period end)

Total loans	$700,221	$699,525	$656,568	$679,559	$647,715
Investment securities	1,150,893	1,088,507	1,056,349	950,317	885,559
Federal funds sold and other earning assets	52,321	5,426	3,537	14,491	6,396

Total earning assets	1,903,435	1,793,458	1,716,454	1,644,367	1,539,670
Allowance for credit losses	(9,061)	(9,228)	(9,318)	(9,580)	(8,173)
Cash and due from banks	51,746	66,606	52,859	66,806	50,242
Goodwill	76,941	77,530	67,989	68,290	62,461
Core deposit intangible	4,315	4,479	4,236	4,120	668
Other real estate	765	1,007	527	219	587
Fixed assets, net	28,278	29,228	27,469	27,010	23,941
Other assets	22,113	20,197	19,170	21,024	20,713

Total assets	$2,078,532	$1,983,277	$1,879,386	$1,822,256	$1,690,109

Demand deposits	$374,877	$362,193	$312,104	$327,699	$303,612
Interest bearing deposits	1,452,401	1,384,355	1,322,161	1,258,912	1,163,947

Total deposits	1,827,278	1,746,548	1,634,265	1,586,611	1,467,559
Federal funds purchased and other interest bearing liabilities	31,074	28,992	39,966	37,939	28,309
Company obligated trust preferred securities of subsidiary trusts	45,500	0	0	0	0
Other liabilities	5,701	8,147	11,891	9,967	11,669
Total liabilities	1,909,553	1,783,687	1,686,122	1,634,517	1,507,537
Company obligated trust preferred securities of subsidiary trusts	0	33,000	33,000	33,000	33,000
Shareholders’ equity (C)	168,979	166,590	160,264	154,739	149,572

Total liabilities and equity	$2,078,532	$1,983,277	$1,879,386	$1,822,256	$1,690,109

(C) Includes $1,373, $3,670, $2,763, $2,644 and $2,868 in unrealized gains on available for sale securities for the quarterly periods ending September 30, 2003, June 30, 2003, March 31, 2003 December 31, 2002 and September 30, 2002 respectively.

Prosperity Bancshares, Inc. SM

Financial Highlights

	Three Months Ended
	Sept 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Comparative Quarterly Asset
Quality, Performance & Capital Ratios

Return on average assets (annualized)	1.29%	1.34%	1.40%	1.43%	1.54%
Return on average common equity (annualized)	15.45%	15.98%	16.19%	16.72%	19.43%
Return on average tangible equity (annualized)	30.23%	29.82%	29.87%	30.50%	28.83%
Net interest margin(D)
(tax equivalent) (annualized)	3.39%	3.77%	4.00%	4.08%	4.23%

Efficiency ratio	50.25%	50.73%	51.24%	48.92%	48.90%
Non-performing assets to loans and other real estate	0.20%	0.32%	0.53%	0.38%	0.12%
Net charge-offs to average loans	0.04%	0.11%	0.06%	0.02%	0.02%
Allowance for credit losses to total loans	1.29%	1.32%	1.42%	1.41%	1.26%

Tier 1 risk-based capital	16.09%	13.38%	14.93%	14.10%	15.44%

Total risk-based capital	17.20%	14.47%	16.10%	15.30%	16.52%

Tier 1 leverage capital	6.85%	6.52%	6.73%	6.56%	8.31%

Equity to assets	8.13%	8.40%	8.52%	8.49%	8.85%

(D) Due to the adoption of SFAS No. 150 on July 1, 2003, trust preferred dividends are included in interest expense from that date forward. For comparative purposes, the tax equivalent net interest margin would have been 3.54% for the three months ended September 30, 2003 had this rule not been adopted.

Prosperity Bancshares, Inc. SM

Supplemental Financial Data (Unaudited)

	Three Months Ended
	Sept 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net security income
Quarterly comparison

Gross security income	$12,918,573	$13,361,210	$12,916,180	$11,833,199
Amortization	(3,544,661)	(2,931,004)	(2,365,983)	(1,931,077)
Accretion	230,858	209,053	191,562	280,590

Net security income	$9,604,770	$10,639,259	$10,741,759	$10,182,712

Percent of amortization to total security income	36.91%	27.55%	22.03%	18.96%

	Month Ended
	Sept 30, 2003	Aug 30, 2003	Jul 31, 2003	Jun 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net security income
Monthly comparison

Gross security income	4,294,036	4,279,879	4,344,658	4,410,924
Amortization	(1,112,707)	(1,271,557)	(1,160,397)	(1,048,825)
Accretion	67,540	79,657	83,661	62,617

Net security income	$3,248,869	$3,087,979	$3,267,922	$3,424,716

Percent of amortization to total security income	34.25%	41.18%	35.51%	30.63%

	Month Ended
	May 31, 2003	Apr 30, 2003	Mar 31, 2003	Feb 28, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross Security Income	4,480,030	4,470,256	4,534,049	4,271,717
Amortization	(1,051,960)	(830,219)	(863,403)	(765,470)
Accretion	79,013	67,423	55,807	61,326

Net Security Income	$3,507,083	$3,707,460	$3,726,453	$3,567,573

Percent of amortization to total security income	30.00%	22.39%	23.17%	21.46%

Prosperity Bancshares, Inc. SM

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Sept 30, 2003
	Average Balance	Interest Income/ Interest Expense	Yield/Rate
YIELD ANALYSIS

Interest earning assets:
Loans	$699,382	$11,675	6.68%
Investment securities	1,093,201	9,605	3.51%
Federal funds sold	37,827	85	0.90%

Total interest earning assets	1,830,410	$21,365	4.67%

Allowance for credit losses	(9,254)
Non-interest earning assets	183,648

Total assets	$2,004,804

Interest Bearing Liabilities:
Interest bearing demand deposits	$374,638	$1,004	1.07%
Savings and money market deposits	399,054	780	0.78%
Certificates and other time deposits	621,971	3,675	2.36%
Trust preferred securities	39,250	657	6.70%
Federal funds purchased and other borrowings	30,058	241	3.21%

Total Interest Bearing Liabilities	1,464,971	$6,357	1.74%

Non-interest Bearing Liabilities:
Non-interest bearing demand deposits	363,160
Other liabilities	9,145

Total liabilities	1,837,276
Shareholders’ equity	167,528

Total Liabilities and Shareholders’ Equity	$2,004,804

Net Interest Income & Margin		$15,008	3.28%

Net Interest Income & Margin (tax equivalent) (E)		$15,521	3.39%

(E) Due to the adoption of SFAS No. 150 on July 1, 2003, trust preferred dividends are included in interest expense from that date forward. For comparative purposes, the tax equivalent net interest margin would have been 3.54% for the three months ended September 30, 2003 had this rule not been adopted.

Prosperity Bancshares, Inc. SM

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Nine Months Ended Sept 30, 2003
	Average Balance	Interest Income/ Interest Expense	Yield/Rate
YIELD ANALYSIS

Interest earning assets:
Loans	$683,325	$34,630	6.76%
Investment securities	1,048,804	30,986	3.94%
Federal funds sold	22,753	176	1.03%

Total interest earning assets	1,754,882	$65,792	5.00%

Allowance for credit losses	(9,385)
Non-interest earning assets	177,896

Total assets	$1,923,393

Interest Bearing Liabilities:
Interest bearing demand deposits	$354,569	$3,080	1.16%
Savings and money market deposits	388,987	2,618	0.90%
Certificates and other time deposits	601,476	11,376	2.52%
Trust preferred securities	13,083	657	6.70%
Federal funds purchased and other borrowings	34,574	782	3.02%

Total Interest bearing Liabilities	1,392,689	$18,513	1.77%

Non-interest bearing Liabilities:
Non-interest bearing demand deposits	335,533
Other liabilities	10,163

Total liabilities	1,738,385
Trust preferred securities	22,000
Shareholders’ equity	163,008

Total Liabilities and Shareholders’ Equity	$1,923,393

Net Interest Income & Margin		$47,279	3.59%

Net Interest Income & Margin (tax equivalent) (F)		$48,818	3.71%

(F) Due to the adoption of SFAS No. 150 on July 1, 2003, trust preferred dividends are included in interest expense from that date forward. For comparative purposes, the tax equivalent net interest margin would have been 3.76% for the nine months ended September 30, 2003 had this rule not been adopted.

Prosperity Bancshares, Inc. SM

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Jun 30, 2003
	Average Balance	Interest Income/ Interest Expense	Yield/Rate
YIELD ANALYSIS

Interest earning assets:
Loans	$679,976	$11,524	6.78%
Investment securities	1,070,663	10,639	3.97%
Federal funds sold	18,229	51	1.12%

Total interest earning assets	1,768,868	$22,214	5.02%

Allowance for credit losses	(9,338)
Non-interest earning assets	174,210

Total assets	$1,933,740

Interest Bearing Liabilities:
Interest bearing demand deposits	$353,286	$1,075	1.22%
Savings and money market deposits	390,676	891	0.91%
Certificates and other time deposits	603,275	3,823	2.53%
Federal funds purchased and other borrowings	42,759	286	2.68%

Total Interest Bearing Liabilities	1,389,996	$6,075	1.75%

Non-interest Bearing Liabilities:
Non-interest bearing demand deposits	336,700
Other liabilities	10,406

Total liabilities	1,737,102
Trust preferred securities	33,000
Shareholders’ equity	163,638

Total Liabilities and Shareholders’ Equity	$1,933,740

Net Interest Income & Margin		$16,139	3.65%

Net Interest Income & Margin (tax equivalent)		$16,662	3.77%

Prosperity Bancshares, Inc. SM

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Sept 30, 2002
	Average Balance	Interest Income/ Interest Expense	Yield/Rate
YIELD ANALYSIS

Interest earning assets:
Loans	$537,466	$9,828	7.31%
Investment securities	808,187	10,508	5.20%
Federal funds sold	16,459	83	2.02%

Total interest earning assets	1,362,112	$20,419	6.00%

Allowance for credit losses	(7,307)
Non-interest earning assets	111,184

Total assets	$1,465,989

Interest Bearing Liabilities:
Interest bearing demand deposits	$238,636	$775	1.30%
Savings and money market deposits	311,421	1,338	1.72%
Certificates and other time deposits	513,025	4,132	3.22%
Federal funds purchased and other borrowings	15,668	219	5.59%

Total Interest Bearing Liabilities	1,078,750	$6,464	2.40%

Non-interest Bearing Liabilities:
Non-interest bearing demand deposits	232,450
Other liabilities	10,409

Total liabilities	1,321,609
Trust preferred securities	28,000
Shareholders’ equity	116,380

Total Liabilities and Shareholders’ Equity	$1,465,989

Net Interest Income & Margin		$13,955	4.10%

Net Interest Income & Margin (tax equivalent)		$14,399	4.23%

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